GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Accredit Loans Inc, 2007-QS2
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 01/30/2007
	First Distribution Date: 02/25/2007
5. Other Income Detail *(Not Applicable)*	
6. Interest Shortfalls, Compensation and Expenses	**Determination Date:** 05/23/2007
	Distribution Date: 05/25/2007
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts *(Not Applicable)*	**Record Date:**
	Book-Entry:
8. Collateral Summary	Definitive: 04/30/2007
	Fixed BE: 04/30/2007
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** Deutsche Bank Trust Company Americas
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 714-247-6000
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report *(Not Applicable)*	**Bond Administrator:** Rona Hsu
15. Distribution Percentages	**Telephone:** 818-260-1508
16. Overcollateralization Summary *(Not Applicable)*	**Pool(s) :** 40470
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts *(Not Applicable)*	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

GMAC RFC

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass-Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
		(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)	
A-1	74923CAA0	20,000,000.00	18,777,518.69	6.00000000	395,194.43	93,887.59	489,082.02	0.00	0.00	0.00	18,382,324.26
A-2	74923CAB8	8,800,000.00	8,483,209.00	6.00000000	105,597.00	42,416.04	148,013.04	0.00	0.00	0.00	8,377,612.00
A-3	74923CAC6	3,200,000.00	3,200,000.00	6.00000000	0.00	16,000.00	16,000.00	0.00	0.00	0.00	3,200,000.00
A-4	74923CAD4	210,982,000.00	194,758,763.70	6.25000000	5,227,541.34	1,014,368.56	6,241,909.90	0.00	0.00	0.00	189,531,222.36
A-5	74923CAE2	210,982,000.00	204,652,540.00	6.25000000	2,109,820.00	1,065,898.65	3,175,718.65	0.00	0.00	0.00	202,542,720.00
A-6	74923CAF9	46,885,000.00	46,885,000.00	6.25000000	0.00	244,192.71	244,192.71	0.00	0.00	0.00	46,885,000.00
A-7	74923CAG7	1,280,000.00 [1]	1,218,429.11 [1]	6.25000000	0.00	6,345.98	6,345.98	0.00	0.00	0.00	1,198,397.45 [1]
A-P	74923CAH5	2,347,706.84	2,295,900.58	0.00000000	4,488.43	0.00	4,488.43	0.00	0.00	0.00	2,291,412.15
A-V	74923CAJ1	536,743,545.51 [1]	512,552,833.19 [1]	0.35122316	0.00	150,017.02	150,017.02	0.00	0.00	0.00	504,694,359.95 [1]
R-I	74923CAK8	100.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74923CAL6	100.00	0.00	6.25000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
M-1	74923CAM4	16,639,200.00	16,616,018.13	6.25000000	7,852.72	86,541.76	94,394.48	0.00	0.00	0.00	16,608,165.41
M-2	74923CAN2	5,635,800.00	5,627,948.16	6.25000000	2,659.77	29,312.23	31,972.00	0.00	0.00	0.00	5,625,288.39
M-3	74923CAP7	4,293,900.00	4,287,917.70	6.25000000	2,026.46	22,332.90	24,359.36	0.00	0.00	0.00	4,285,891.24
B-1	74923CAQ5	2,683,700.00	2,679,961.05	6.25000000	1,266.55	13,958.13	15,224.68	0.00	0.00	0.00	2,678,694.50
B-2	74923CAR3	2,147,000.00	2,144,008.78	6.25000000	1,013.26	11,166.71	12,179.97	0.00	0.00	0.00	2,142,995.52
B-3	74923CAS1	2,147,038.67	2,144,047.40	6.25000000	1,013.28	11,166.91	12,180.19	0.00	0.00	0.00	2,143,034.12
Deal Totals		**536,743,545.51**	**512,552,833.19**		**7,858,473.24**	**2,807,605.19**	**10,666,078.43**	**0.00**	**0.00**	**0.00**	**504,694,359.95**

[1].Notional Balance

Statement to Certificateholder

Residential Accredit Loans Inc, 2007-QS2

May 25, 2007

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74923CAA0	938.87593450	19.75972150	4.69437950	24.45410100	0.00000000	0.00000000	919.11621300
A-2	74923CAB8	964.00102273	11.99965909	4.82000455	16.81966364	0.00000000	0.00000000	952.00136364
A-3	74923CAC6	1,000.00000000	0.00000000	5.00000000	5.00000000	0.00000000	0.00000000	1,000.00000000
A-4	74923CAD4	923.10606450	24.77719113	4.80784408	29.58503522	0.00000000	0.00000000	898.32887336
A-5	74923CAE2	970.00000000	10.00000000	5.05208335	15.05208335	0.00000000	0.00000000	960.00000000
A-6	74923CAF9	1,000.00000000	0.00000000	5.20833337	5.20833337	0.00000000	0.00000000	1,000.00000000
A-7	74923CAG7	951.89774219	0.00000000	4.95779687	4.95779687	0.00000000	0.00000000	936.24800781
A-P	74923CAH5	977.93324996	1.91183581	0.00000000	1.91183581	0.00000000	0.00000000	976.02141416
A-V	74923CAJ1	954.93059484	0.00000000	0.27949478	0.27949478	0.00000000	0.00000000	940.28957436
R-I	74923CAK8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74923CAL6	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
M-1	74923CAM4	998.60679179	0.47194096	5.20107697	5.67301793	0.00000000	0.00000000	998.13485083
M-2	74923CAN2	998.60679229	0.47194187	5.20107704	5.67301891	0.00000000	0.00000000	998.13485042
M-3	74923CAP7	998.60679103	0.47193926	5.20107594	5.67301521	0.00000000	0.00000000	998.13485177
B-1	74923CAQ5	998.60679286	0.47194172	5.20107687	5.67301859	0.00000000	0.00000000	998.13485114
B-2	74923CAR3	998.60679087	0.47194224	5.20107592	5.67301816	0.00000000	0.00000000	998.13484863
B-3	74923CAS1	998.60679268	0.47194306	5.20107540	5.67301846	0.00000000	0.00000000	998.13484962

Deal Factor :	94.02895744%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	04/01/2007	04/30/2007	30/360	18,777,518.69	6.00000000	93,887.59	0.00	0.00	0.00	0.00	93,887.59	0.00
A-2	04/01/2007	04/30/2007	30/360	8,483,209.00	6.00000000	42,416.04	0.00	0.00	0.00	0.00	42,416.04	0.00
A-3	04/01/2007	04/30/2007	30/360	3,200,000.00	6.00000000	16,000.00	0.00	0.00	0.00	0.00	16,000.00	0.00
A-4	04/01/2007	04/30/2007	30/360	194,758,763.70	6.25000000	1,014,368.56	0.00	0.00	0.00	0.00	1,014,368.56	0.00
A-5	04/01/2007	04/30/2007	30/360	204,652,540.00	6.25000000	1,065,898.65	0.00	0.00	0.00	0.00	1,065,898.65	0.00
A-6	04/01/2007	04/30/2007	30/360	46,885,000.00	6.25000000	244,192.71	0.00	0.00	0.00	0.00	244,192.71	0.00
A-7	04/01/2007	04/30/2007	30/360	1,218,429.11 [1]	6.25000000	6,345.98	0.00	0.00	0.00	0.00	6,345.98	0.00
A-V	04/01/2007	04/30/2007	30/360	512,552,833.19 [1]	0.35122316	150,017.02	0.00	0.00	0.00	0.00	150,017.02	0.00
M-1	04/01/2007	04/30/2007	30/360	16,616,018.13	6.25000000	86,541.76	0.00	0.00	0.00	0.00	86,541.76	0.00
M-2	04/01/2007	04/30/2007	30/360	5,627,948.16	6.25000000	29,312.23	0.00	0.00	0.00	0.00	29,312.23	0.00
M-3	04/01/2007	04/30/2007	30/360	4,287,917.70	6.25000000	22,332.90	0.00	0.00	0.00	0.00	22,332.90	0.00
B-1	04/01/2007	04/30/2007	30/360	2,679,961.05	6.25000000	13,958.13	0.00	0.00	0.00	0.00	13,958.13	0.00
B-2	04/01/2007	04/30/2007	30/360	2,144,008.78	6.25000000	11,166.71	0.00	0.00	0.00	0.00	11,166.71	0.00
B-3	04/01/2007	04/30/2007	30/360	2,144,047.40	6.25000000	11,166.91	0.00	0.00	0.00	0.00	11,166.91	0.00
Deal Totals				**510,256,932.61**		**2,807,605.19**	**0.00**	**0.00**	**0.00**	**0.00**	**2,807,605.19**	**0.00**

1.Notional Balance

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Deal Totals	**11,871.14**	**11,871.14**	**0.00**	**0**	**0.00**	**106,616.36**	**19,765.21**	**123,698.13**	**0.00**	**0.00**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Deal Totals	**Count**	1,983	1,923	N/A	285	23	0	0	0	1,900
	Balance/Amount	536,743,545.51	512,552,833.19	242,646.32	281,232.06	7,334,594.86	N/A	0.00	0.00	504,694,359.95

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Deal Totals	6.89450774	6.88969697	355.57	353.90	6.57322726	6.56848885	6.57322726	N/A	N/A

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Deal Totals	16.45%	18.08%			16.40%

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Deal Totals	**Count**	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00

10. Loan Status Report

Delinquency Calculation Method: Mortgage Bankers Association

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,830	484,716,183.80	0	0.00	0	0.00	0	0.00	0.00	1,830	484,716,183.80
30 days	55	14,930,456.52	0	0.00	0	0.00	0	0.00	0.00	55	14,930,456.52
60 days	8	2,463,953.99	0	0.00	0	0.00	0	0.00	0.00	8	2,463,953.99
90 days	3	1,421,302.07	0	0.00	0	0.00	0	0.00	0.00	3	1,421,302.07
120 days	3	587,263.57	0	0.00	0	0.00	0	0.00	0.00	3	587,263.57
150 days	1	575,200.00	0	0.00	0	0.00	0	0.00	0.00	1	575,200.00
180 days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
181+ days	0	0.00	0	0.00	0	0.00	0	0.00	0.00	0	0.00
Total	1,900	504,694,359.95	0	0.00	0	0.00	0	0.00	0.00	1,900	504,694,359.95
Current	96.32%	96.04%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	96.32%	96.04%
30 days	2.89%	2.96%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.89%	2.96%
60 days	0.42%	0.49%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.42%	0.49%
90 days	0.16%	0.28%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.28%
120 days	0.16%	0.12%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.16%	0.12%
150 days	0.05%	0.11%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.05%	0.11%
180 days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
181+ days	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Total	100.00%	100.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	100.00%	100.00%

GMAC RFC

11. Delinquency Data

	Totals	
	Count % Count	Balance % Balance
1 Month	55 2.89%	14,930,456.52 2.96%
2 Months	8 0.42%	2,463,953.99 0.49%
3 Months	3 0.16%	1,421,302.07 0.28%
4 Months	3 0.16%	587,263.57 0.12%
5 Months	1 0.05%	575,200.00 0.11%
6 Months	0 0.00%	0.00 0.00%
7 Months	0 0.00%	0.00 0.00%
8 Months	0 0.00%	0.00 0.00%
9 Months	0 0.00%	0.00 0.00%
10 Months	0 0.00%	0.00 0.00%
11 Months	0 0.00%	0.00 0.00%
12 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
13 Months	0 0.00%	0.00 0.00%
14 Months	0 0.00%	0.00 0.00%
15 Months	0 0.00%	0.00 0.00%
16 Months	0 0.00%	0.00 0.00%
17 Months	0 0.00%	0.00 0.00%
18 Months	0 0.00%	0.00 0.00%
19 Months	0 0.00%	0.00 0.00%
20 Months	0 0.00%	0.00 0.00%
21 Months	0 0.00%	0.00 0.00%
22 Months	0 0.00%	0.00 0.00%
23 Months	0 0.00%	0.00 0.00%
24 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
25 Months	0 0.00%	0.00 0.00%
26 Months	0 0.00%	0.00 0.00%
27 Months	0 0.00%	0.00 0.00%
28 Months	0 0.00%	0.00 0.00%
29 Months	0 0.00%	0.00 0.00%
30 Months	0 0.00%	0.00 0.00%
31 Months	0 0.00%	0.00 0.00%
32 Months	0 0.00%	0.00 0.00%
33 Months	0 0.00%	0.00 0.00%
34 Months	0 0.00%	0.00 0.00%
35 Months	0 0.00%	0.00 0.00%
36 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
37 Months	0 0.00%	0.00 0.00%
38 Months	0 0.00%	0.00 0.00%
39 Months	0 0.00%	0.00 0.00%
40 Months	0 0.00%	0.00 0.00%
41 Months	0 0.00%	0.00 0.00%
42 Months	0 0.00%	0.00 0.00%
43 Months	0 0.00%	0.00 0.00%
44 Months	0 0.00%	0.00 0.00%
45 Months	0 0.00%	0.00 0.00%
46 Months	0 0.00%	0.00 0.00%
47 Months	0 0.00%	0.00 0.00%
48 Months	0 0.00%	0.00 0.00%

	Totals	
	Count % Count	Balance % Balance
49 Months	0 0.00%	0.00 0.00%
50 Months	0 0.00%	0.00 0.00%
51 Months	0 0.00%	0.00 0.00%
52 Months	0 0.00%	0.00 0.00%
53 Months	0 0.00%	0.00 0.00%
54 Months	0 0.00%	0.00 0.00%
55 Months	0 0.00%	0.00 0.00%
56 Months	0 0.00%	0.00 0.00%
57 Months	0 0.00%	0.00 0.00%
58 Months	0 0.00%	0.00 0.00%
59 Months	0 0.00%	0.00 0.00%
60+ Months	0 0.00%	0.00 0.00%

12. Loss Mitigation and Servicing Modifications

		Current		1 Payment		2 Payments		3+ Payments		Foreclosure		REO		Total	
	Modification Type	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

		Payoffs				Repurchases				Liquidations				Total			
	Modification Type	Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative		Current Month		Cumulative	
		Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance
Deal Totals	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00

13. Losses and Recoveries

A. Current Cycle Realized Losses

Current Period Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0.00
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

B. Cumulative Realized Losses

Cumulative Realized Losses		Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Deal Totals	**Loss Count**	0	0	0	0	0
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Deal Totals	**Subsequent Recoveries Count**	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	0.00
	Net Loss % [2]	0.00%	0.00%

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage	1 Month	3 Months	6 Months	12 Months	Life of Deal
Monthly Default Rate	0.00%	0.00%			0.00 %
Constant Default Rate	0.00%	0.00%			0.00%

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) * …. * (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

E. Special Hazard, Fraud Loss, and Bankruptcy

	Special Hazard Amount	Fraud Loss Amount	Bankruptcy Amount
Deal Totals	**5,367,435.00**	**16,102,306.00**	**179,437.00**

15. Distribution Percentages

	Beginning Current Super Senior Percentage	Beginning Current Senior Support Percentage	Beginning Current Senior Percentage	Beginning Current Senior Accelerated Percentage
	0.00000000%	0.00000000%	93.43469945%	100.00000000%

	Ending Percentage
M-1	3.25640223%
M-2	1.10296359%
M-3	0.84034482%
Class M Total:	5.19971064%
B-1	0.52521796%
B-2	0.42018220%
B-3	0.42018976%
Class B Total:	1.36558992%

Ending Percentage uses Beginning Certificate Principal Balance

GMAC RFC

18. Performance Tests

Current Distribution Date >= Target Distribution	
Current Distribution Date >= Target Distribution Date	False
Current Senior Pct > Initial Senior Percent	
Current Senior Percentage > Original Senior Percentage	False
60+ Dlq Avg Loan Balance / Subordinate Balance	
Dlq Average Loan Balance / Class M and B balance Test	True
60+ Dlq Avg Loan Balance <= 2% of Pool Balance	
Dlq Average Loan Balance Test	True
Sub Balance Test OR 2% Delinquency Test	
Dlq Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Test	True
Sr. Accel. % Trigger - 1st Trigger Event	
1st Senior Accelerated Stepdown Test	True
60+ Dlq Avg Loan Balance <= 4% of Avg Pool Balance	
2nd 60+ Delinquent Average Loan Balance Test	True
Aggregate Realized Loss Pct < Scheduled Loss Pct	
Aggregate Realized Loss Percentage < 2nd Scheduled Loss Percentage	True
Sr. Accel. % Trigger - 2nd Trigger Event	
2nd Senior Accelerated Stepdown Test	True
60+ Delinq Balance OR Aggregate Loss Test	
1st or 2nd Sr. Accel Stepdown Test	True
Senior Accelerated Stepdown Date and Trigger Event	
Senior Accelerated Stepdown Trigger in effect?	False

B-1, B-2, B-3 BegBal/PoolBal	
Class B-1 Prepayment Distribution Trigger	False
Class B-2 Prepayment Distribution Trigger	False
Class B-3 Prepayment Distribution Trigger	False
Class M-2 Prepayment Distribution Trigger	False
Class M-3 Prepayment Distribution Trigger	False

20. Comments

Comments: Credit Support Depletion Date has not occurred

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Accredit Loans, Inc. 2007-QS2
May 25, 2007

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	10,673,972.51
Prepayment Premium	0.00
Liquidation and Insurance Proceeds	0.00
Subsequent Recoveries	0.00
Repurchase Proceeds	0.00
Other Deposits/Adjustments (including Derivative Payment)	11,871.14
Total Deposits	10,685,843.65

Uses of Funds	Amount
Transfer to Certificate Account	10,666,078.43
Reimbursed Advances and Expenses	0.00
Master Servicing Compensation	19,765.20
Derivative Payment	0.00
Total Withdrawals	10,685,843.63
Ending Balance	0.00